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                                                                   Exhibit 15

                                SEVERANCE POLICY

Policy Overview

This policy applies to all employees who do not otherwise have an employment agreement with the Company and have more than 90 days service in a full time, permanent capacity to the company. This policy applies to any reduction in force terminations whether or not such reduction in force is related to a change in control in the Company's ownership. This policy covers any of the following events or effective terminations if they occur within two years following the change of control:

a.    A resultant elimination of positions;

b. A requirement to relocate outside the metropolitan area (over 60 miles) in which the employee resides;

c. An involuntary reduction in base salary of 10% or more for current responsibilities.

Severance Payment Guidelines

A. Severance Payment Calculation. Severance payments made to eligible employees will be calculated based upon length of un-interrupted full time permanent employment with the Company. Employees who do not have employment agreement will be eligible for two weeks severance for every one year of service, with the minimum severance payment being two weeks and the maximum severance amount being 26 weeks. For employees with employment contracts, severance payments will be the greater of either two weeks severance for every one year of service with the Company or the severance specified in the employee's contract. Severance payments will be based on the employee's current salary only (unless otherwise specified in an employment agreement). Accrued but not used vacation and earned personal days will be paid to eligible employees. No payment will be made for accrued but not used sick days.

B. Severance Payment Timing. Severance will be paid during the Company's usual payroll periods subject to all typical payroll tax withholding, and will not be paid out in lump sum.

C. Retirement Plan Inclusion. Active participation in the Company's 401(k) plan will cease as of the employment termination date. Severance pay will not be contributed to the 401 (k) plan and there will be no Company matching contribution beyond the employment termination effective date.

D. Medical and Dental Benefit Coverage. Medical and Dental benefit coverage will continue through the last day of the final month of the employment termination date. Employees will be eligible for 18 months of COBRA coverage, effective the first of the month immediately after the termination date, but must complete the necessary paper work and pay the appropriate premium within the defined time period.

E. Other Company Provided Insurance Coverage. All other Company provided coverage (e.g.,

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life insurance, disability, section 125 deduction etc.) will cease as of the employment termination date. Employees may, on their own, elect to continue /convert such coverage at their own expense if such option is available.

F. Release. Eligibility for participation in this program is contingent upon the employee signing the Company's release and severance agreement.

For purposes of this policy, a "change in control" shall be defined as 50.01% or more of the Company's common stock changing control to a single organization, or organizations that are affiliated and are under common control, or shareholder.